NEWS RELEASE

Pan American Silver Releases 2023 Sustainability Report
Vancouver, B.C. - May 23, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released its 2023 Sustainability Report (the "Report") describing Pan American's approach and performance in the areas of environment, social and governance ("ESG"). A Spanish and Portuguese version of the Report will be released shortly.
Highlights of Pan American's 2023 ESG performance include:
•Achieved strong safety performance with zero fatalities, as well as recording the second lowest lost time injury frequency rate (0.69) and the lowest lost time injury severity rate (40) in the Company’s history.
•Invested $14.7 million in local communities. In addition, Pan American spent over $2 billion on wages, supplies, services, and taxes, benefiting the national, regional, and local economies where our operations are located.
•Rehabilitated 89 hectares of land across our operations.
•Received approval of the social closure plan for Manantial Espejo by the government of Santa Cruz in Argentina.
•Trained 100% of security employees and contractors in human rights.
•Hired 24% of women for all approved and budgeted vacant positions.
The Report also includes our 2024 goals for ESG performance and has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards, including the GRI Mining & Metals Sector Disclosures, and the Sustainability Accounting Standards Board (“SASB”) Metals & Mining Sustainability Accounting Standard. The Report also takes into consideration the Taskforce on Climate-related Financial Disclosures ("TCFD") reporting framework.
On March 31, 2023, Pan American Silver completed the acquisition of 100% of the issued and outstanding shares of Yamana Gold Inc. (“Yamana”) (the “Yamana Acquisition”), expanding our portfolio to include four new producing mines: Jacobina in Brazil, El Peñon and Minera Florida in Chile, and Cerro Moro in Argentina (together the “Acquired Mines”). The Yamana Acquisition and integration of the Acquired Mines have provided an opportunity for Pan American to leverage the best sustainability practices and standards of both companies and to enhance the development of long-term ESG goals.
Other than financial data, which is as of the Yamana Acquisition date, the Report includes data for the Acquired Mines for the complete reporting period of January 1, 2023 to December 31, 2023.
The Report marks the 14th annual Sustainability Report published by Pan American. For more information on Pan American's sustainability efforts and to access all reports, visit https://www.panamericansilver.com/sustainability/

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NEWS RELEASE

S&P Global ranks Pan American in the top 10%
Pan American’s ESG performance in 2023 was recognized by S&P Global, who placed Pan American in the top 9% in the Metals & Mining industry in 2023. Our improvements in ESG were also noted by Sustainalytics, who ranked Pan American in 8th place out of 27 companies in the Precious Metals Mining sector.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “PAAS". Learn more at panamericansilver.com.

For more information contact:
Brent Bergeron
Senior VP, Corporate Affairs & Sustainability
Ph: 604-684-1175
Email: ir@panamericansilver.com

Christian Del Valle
Senior Director, Corporate Affairs and ESG Engagement
Ph: 604-684-1175
Email: esg@panamericansilver.com

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